SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Assistant Group Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

M Coltman, R Devey, J Foley, M McLintock, N Nicandrou, B Stowe, T Thiam, M Wells

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

M Coltman - shares held in trust in the name of BWCI Trust Company Limited

R Devey - shares held in trust in the name of BWCI Trust Company Limited

J Foley - shares held in trust in the name of BWCI Trust Company Limited

M McLintock - shares held in trust in the name of BWCI Trust Company Limited

N Nicandrou - shares held in trust in the name of BWCI Trust Company Limited

- shares held in the Prudential Group Share Incentive Plan by Yorkshire Building Society Trustees

B Stowe - shares held in trust in the name of BWCI Trust Company Limited

- American Depository Receipts (ADRs) representing Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares) held in trust in the name of BWCI Trust Company Limited

T Thiam - shares held in trust in the name of BWCI Trust Company Limited

- shares held in a nominee account with Coutts & Co

M Wells - American Depository Receipts (ADRs) representing Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares) held in trust in the name of BWCI Trust Company Limited

8.	State the nature of the transaction

Dividend Re-investment Plan 2010 final dividend on ordinary shares of Prudential plc

9.	Number of shares, debentures or financial instruments relating to shares acquired

M Coltman

554 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

R Devey

1,709 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

John Foley

9,406 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the PruCap Deferred Share Plan

M McLintock

6,582 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

N Nicandrou

1,687 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

9 ordinary shares acquired in respect of shares held in trust under the Prudential Group Share Incentive Plan

B Stowe

513 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

1,524 American Depository Receipts (ADRs) representing 3,048 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares) held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

Tidjane Thiam

2,248 Ordinary shares held in a nominee account with Coutts & Co

8,038 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

M Wells

1,030 American Depository Receipts (ADRs) representing 2,060 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares) held in trust under Deferred Share Awards under the Group Deferred Bonus Plan

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

M Coltman - less than 0.00003%

R Devey - less than 0.00007%

J Foley - less than 0.0004%

M McLintock - less than 0.0003%

N Nicandrou - less than 0.00007%

B Stowe - less than 0.0002%

T Thiam - less than 0.0005%

M Wells - less than 0.00009%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£7.3303 per share - shares held in Trust in the name of BWCI Trust Company Limited – date of transaction 26 May 2011

£7.345 per share - shares held in Trust with Yorkshire Building Society - date of transaction 27 May 2011

USD23.92 per ADR - ADRs held in Trust in the name of BWCI Trust Company Limited – date of transaction 26 May 2011

14.	Date and place of transaction

See section 13 above - London in respect of shares, New York in respect of ADRs

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

M Coltman - 183,969 ordinary shares, less than 0.008%

R Devey - 727,414 ordinary shares, less than 0.03%

J Foley - 697,276 ordinary shares, less than 0.03%

M McLintock - 918,098 ordinary shares, less than 0.04%

N Nicandrou - 843,434 ordinary shares, less than 0.04%

B Stowe - 1,196,682 ordinary shares (made up of 491,435 ADRs representing 982,870 ordinary shares and 213,812 ordinary shares), less than 0.05%

T Thiam - 1,827,812 ordinary shares, less than 0.08%

M Wells – 1,100,228 ordinary shares, (made up of 551,114 ADRs representing 1,100,228 ordinary shares), less than 0.05%

16.	Date issuer informed of transaction

3 June 2011 - London, New York

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Emma Jacobs, Group Secretariat, 020 7548 3931

Name of duly authorised officer of issuer responsible for making notification

Clive Burns, Head of Group Secretariat, 020 7548 3805

Date of notification

6 June 2011 - London, New York

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END